ATNA RESOURCES LTD.

February 13th, 2009

To: All applicable Exchanges and Commissions

Subject: Atna Resources Notice of Meeting and Record Date:

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Security Holders for the subject Issuer.

Meeting Type:	Annual and Special Meeting
Record Date For Notice:	March 13th, 2009
Record Date For Voting:	March 13th, 2009
Meeting Date:	May 5th, 2009
Meeting:	Terminal City Club 837 West Hastings Street Vancouver, BC

Description	Cusip Number	ISIN
Common Shares	04957F101	CA0497F1018

Sincerely,

ATNA RESOURCES LTD.

(Signed) "David P. Suleski"

David P. Suleski
Corporate Secretary